Manulife Private Credit Plus Fund

200 Berkeley Street

Boston, MA 02116

September 13, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: David L. Orlic

Re:	Manulife Private Credit Plus Fund (the “Fund”)

Pre-Effective Amendment to Registration Statement on Form N-2

(File Nos. 811-23896; 333-280481 ) (the “Registration Statement”)

Dear Mr. Orlic:

The Fund has filed the above-captioned Registration Statement on Form N-2, as amended. The Fund hereby seeks acceleration of the effectiveness of the Registration Statement to no later than 12:00 PM Eastern Time on September 18, 2024, or as soon thereafter as possible.

In support of its request for acceleration, the Fund acknowledges that:

1.  The Fund is responsible for the accuracy and adequacy of the disclosures in the filing;

2.  Should the Securities and Exchange Commission (the “Commission”) or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

3.  The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

4.  The Fund will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Very truly yours,

MANULIFE PRIVATE CREDIT PLUS FUND

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President and Chief Executive Officer

Manulife Private Credit Plus Fund

200 Berkeley Street

Boston, MA 02116

September 13, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: David L. Orlic

Re:	Manulife Private Credit Plus Fund (the “Fund”)

Pre-Effective Amendment to Registration Statement on Form N-2

(File Nos. 811-23896; 333-280481 ) (the “Registration Statement”)

Dear Mr. Orlic:

The undersigned, as distributor of the above-captioned Fund, hereby joins in the Fund’s request that the effectiveness of the Fund’s Registration Statement on Form N-2, as amended, be accelerated to no later than 12:00 PM Eastern Time on September 18, 2024, or as soon thereafter as possible.

Very truly yours,

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS LLC

By:	/s/ Jeffrey H. Long
Name:	Jeffrey H. Long
Title:	Chief Financial Officer and Treasurer